May 28, 2019

J rgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

       Re: VIA optronics AG
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted April 30, 2019
           CIK No. 0001769116

Dear Mr. Eichner:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form F-1 amended April 30, 2019

Our Company, page 1

1. Please tell us the criteria you used to determine which customers to highlight in this section and whether the customers highlighted are objectively representative of your business. Include in your response whether any unnamed customers also satisfy those criteria. In this regard, we note your disclosure in the third paragraph on page 82.
Our Industry, page 2

2. Please tell us whether you commissioned the MarketsandMarkets report for use in connection with the registration statement. Also tell us whether you are attributing
 J rgen Eichner
FirstName LastNameJ rgen Eichner
VIA optronics AG
Comapany NameVIA optronics AG
May 28, 2019
May 28, 2019 Page 2
Page 2
FirstName LastName
         statements in your prospectus to the third party as you do in the last sentence of this section and on page 86 to present the statements as made on the authority of an expert within the meaning of Section 11 of the Securities Act and Rule 436.
3. Please revise to quantify the portion of the estimated global revenue growth that represents your addressable market.
Implications of Being an Emerging Growth Company, page 6

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
A limited number of customers account for a significant portion of our revenue..., page 16

5. Please tell us whether you have a framework agreement, or other agreement, with your largest customer and indicate in your response the exhibit to your registration statement in which that agreement relates.
We depend on a limited number of suppliers..., page 20

6. Please disclose your sole source suppliers other than Wacker, if material, and clarify, if true, that you do not have long-term agreements with your sole source suppliers or advise.
Our principal shareholders own a significant percentage of our ordinary shares..., page 46

7. Please tell us whether your largest shareholder will retain control of you following the transactions outlined in your prospectus.
ADSs holders may not be entitled to a jury trial..., page 53

8. Clarify your reference here to "Class A" ordinary shares. Use of Proceeds, page 57

9.       Please provide information on the status of any acquisitions. Refer to
Item 3.C.3 of Form
         20-F.
Revenue, page 74

10. Quantify the portion of increased sales attributable to changes in volume or price or the introduction of new products for your display solutions segment. Refer to Item 5.A.1 of
         Form 20-F.
 J rgen Eichner
FirstName LastNameJ rgen Eichner
VIA optronics AG
Comapany NameVIA optronics AG
May 28, 2019
May 28, 2019 Page 3
Page 3
FirstName LastName
Strategic Alliance Agreements, page 97

11. Please specify the agreed upon net asset valuation mentioned in the third indented paragraph on page 98.
Supervisory Board, page 111

12. Revise your disclosure in the second paragraph on page 112 to indicate how it relates to you given your disclosure on page 124 regarding following home country corporate governance practices.
Relationship with Kloepfel Corporate Finance GmbH, page 127

13. Provide a brief description of the nature and terms of the advisory arrangement in connection with this offering. Refer to Item 7.C of Form 20-F. Also, please file any agreements with your advisor as an exhibit to your registration statement.
Principal and Selling Shareholders, page 128

14. Please identify the natural person or persons who have voting and dispositive control over the shares owed by the entities mentioned in your table on page 129. Jury Trial Waiver, page 155

15. Please revise to provide additional disclosure about the enforceability of the jury trial waiver provision, including an explanation as to why you believe the provision is enforceable. In this regard, we note your disclosure that if "[you] or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable," yet you have not taken a position as to whether and why you believe the provision is enforceable.
16. Revise your disclosure here to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.
Taxation, page 159

17. Please remove references to "certain" material tax consequences. The disclosure and opinion should cover all material tax consequences of the transaction to investors. For guidance, refer to Section III.C.1 of Staff Legal Bulletin No. 19.
 J rgen Eichner
VIA optronics AG
May 28, 2019
Page 4
U.S. Taxation, page 165

18. From your introductory language, it appears you have elected to use a "short-form" tax opinion. Therefore, please revise your disclosure in the last sentence of the first paragraph and the first sentence of the second paragraph that suggests this section represents a
       "summary" of the tax opinion. For guidance, refer to Section III.B.2 of Staff Legal
       Bulletin No. 19.
Underwriting, page 170

19. We note your disclosure in the second sentence of the second paragraph on page 172.
       Please revise your disclosure to provide more specific information regarding your relationships with the underwriters, including identification of each underwriter involved in the related transaction, the nature of each material relationship, and the dollar amounts involved. Refer to Item 9.B.10 of Form 20-F.
Notes to the Consolidated Financial Statements
Note 1 - Corporate Information, page F-9

20. We note your subsidiary VIA optronics (Suzhou) Co., Ltd and its contribution to your net profit and equity disclosed on page F-29. Please tell us your consideration of disclosing any restrictions on this subsidiary to transfer funds to you as dividends, loans or advances and any restricted net assets under Rule 4-08(e)(3) of Regulation S-X. Refer to General
       Instruction B(d) of Form 20-F.
        You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda
Ravitz, Assistant Director, at 202-551-34528 with any other questions.



                                                              Sincerely,
FirstName LastNameJ rgen Eichner
                                                              Division of
Corporation Finance
Comapany NameVIA optronics AG
                                                              Office of
Electronics and Machinery
May 28, 2019 Page 4
cc:       Gregory A. Schernecke, Esq.
FirstName LastName